March 9, 2020

VIA EDGAR AND FEDEX

Division of Corporation Finance
Office of Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Sonia Bednarowski

Re:	First Horizon National Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed February 10, 2020
File No. 333-235757

Dear Ms. Bednarowski:

On behalf of First Horizon National Corporation (“First Horizon”), and in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the Securities and Exchange Commission (the “Commission”) to First Horizon’s amendment No. 1 to the registration statement on Form S-4 filed with the Commission on February 10, 2020 (the “Registration Statement”) contained in your letter dated February 26, 2020 (the “Comment Letter”), I submit this letter containing First Horizon’s responses to the Comment Letter. The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text of the comments from the Comment Letter in bold text followed by our response.

In connection with this letter, we are filing a second amendment to the Registration Statement (“Amendment No. 2”) on the date hereof. Page numbers referenced in the responses refer to page numbers in Amendment No. 2.

Cover Page

1.	We note your response to comment 1. Please disclose on your prospectus cover page the number of depositary shares representing 1/400th of an interest of First Horizon Series B, Series C, and Series D shares of preferred stock and the underlying Series B, Series C, and Series D shares of preferred stock you are offering.

RESPONSE:

In response to the Staff’s comment, First Horizon has revised the prospectus cover page to disclose the number of rollover depositary shares representing 1/400th of an interest of the applicable series of First Horizon preferred stock and the underlying First Horizon preferred stock.

Securities and Exchange Commission
March 9, 2020

The rights of holders of First Horizon Common stock, page 49

2.	We note your response to comment 14, and that depending on the nature of the claim alleged, the exclusive forum provision in First Horizon’s bylaws could apply to actions or proceedings that may arise under the federal securities laws. Please revise to clarify, and separately address, whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

RESPONSE:

In response to the Staff’s comment, First Horizon has revised the disclosure on pages 46 and 212-213 of Amendment No. 2.

3.	We further note your response to comment 14, as it relates to the IBKC deposit agreements that are to be assumed by First Horizon at closing. In this regard, we note the governing law sections of the Deposit Agreements in exhibits 4.2, 4.3, and 4.4 indicate that the parties agree that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, “which jurisdiction shall be exclusive.” If these provisions require investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether the provision applies to actions arising under the Securities Act or Exchange Act. If the provisions apply to actions arising under the Securities Act or Exchange Act, please also clarify this in the risk factor disclosure.

RESPONSE:

In response to the Staff’s comment, First Horizon has revised the disclosure on pages 46 and 199 of Amendment No. 2.

Securities and Exchange Commission
March 9, 2020

The Merger

Background of the Merger, page 69

4.	We note your response to comment 8 and reissue in part. Please clarify which party initially proposed the exchange ratio of First Horizon common stock for each share of IBKC.

RESPONSE:

In response to the Staff’s comment, First Horizon has revised the disclosure on page 68 of Amendment No. 2.

Opinions of IBKC’s Financial Advisors

Opinion of Keefe, Bruyette & Woods, Inc., page 91

5.	We note your response to comment 9. We note the statement at page 94 that KBW assumed no responsibility or liability for accuracy of estimates. Please remove this disclaimer. While it may be acceptable to include qualifying language concerning the estimates, please remove the disclaimer relating to the estimates.

RESPONSE:

In response to the Staff’s comment, First Horizon has revised the disclosure on page 91 of Amendment No. 2 to remove such disclaimer.

Material U.S. Federal Income Tax Consequences of the Merger

Tax Consequences of the Merger Generally, page 162

6.	We note your response to comment 11 and reissue the comment in part. Please revise the Material U.S. Federal Income Tax Consequences of the Merger section to indicate counsels’ opinions of each material tax consequence, including whether the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The disclosure on page 162 assumes that the merger will qualify as such, but counsel does not appear to opine upon whether it will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. As it appears the tax opinion exhibits will be “short form” tax opinions, please indicate the opinion rendered in the prospectus, as well as remove the description of this section being a “general discussion.” Please refer generally to Staff Legal Bulletin No. 19.

RESPONSE:

In response to the Staff’s comment, First Horizon has revised the disclosure on pages 159 and 160 of Amendment No. 2.

*       *       *

Securities and Exchange Commission
March 9, 2020

First Horizon acknowledges that:

•	First Horizon is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	First Horizon may not assert Staff comments as a defense in any proceeding initiated by the Commissioner or any person under the federal securities laws of the United States.

If you have any further comments or questions relating to the foregoing, please do not hesitate to contact H. Rodgin Cohen of Sullivan & Cromwell LLP at (212) 558-3534 or cohenhr@sullcrom.com.

Very truly yours,

/s/ Clyde A. Billings, Jr.

cc:	Robert B. Worley, Jr., IBERIABANK Corporation
H. Rodgin Cohen, Sullivan & Cromwell LLP
Mitchell S. Eitel, Sullivan & Cromwell LLP
Lee Meyerson, Simpson Thacher & Bartlett LLP
Sabastian Tiller, Simpson Thacher & Bartlett LLP
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